Exhibit 99.1

Press Release, 7 May 2014

Interxion Reports First Quarter 2014 Results

AMSTERDAM 7 May 2014 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud neutral colocation data centre services, today announced its results for the three months ended 31 March 2014.

“Interxion posted solid financial and operational results in the first quarter. The strong order momentum experienced towards the end of last year has continued into 2014, as cloud infrastructure providers prepare for European enterprises migrating to the cloud,” said Interxion Chief Executive Officer, David Ruberg. “Our focus on attracting these magnetic customers as catalysts for our communities of interest has resulted in significant customer orders that underlie approximately 70% of Interxion’s capital expenditures in 2014. These expansion projects are scheduled to open in late 2014 and in 2015.”

Financial Highlights

•	Revenue increased by 8% to €80.6 million (Q1 2013: €74.4 million).

•	Adjusted EBITDA increased by 9% to €34.5 million (Q1 2013: €31.7 million).

•	Adjusted EBITDA margin increased to 42.9% (Q1 2013: 42.6%).

•	Net profit increased to €10.4 million (Q1 2013: €7.0 million).

•	Capital expenditure, including intangible assets, was €57.0 million.

•	Subsequent to the quarter end, Interxion issued €150 million of 6% Senior Secured Notes due 2020 at 106.75.

Operating Highlights

•	New data centres opened in Amsterdam and Frankfurt.

•	Expansion projects were completed in Brussels and Stockholm.

•	Other expansion projects remain on schedule.

•	Equipped Space increased by 2,800 square metres to 82,900 square metres.

•	Revenue Generating Space increased by 1,700 square metres to 61,400 square metres.

•	Utilisation Rate at the end of the quarter was 74%.

Press Release, 7 May 2014

Quarterly Review

Revenue in the first quarter of 2014 was €80.6 million, an 8% increase over the first quarter of 2013 and a 3% increase over the fourth quarter of 2013. Recurring revenue was €75.9 million, a 7% increase over the first quarter of 2013 and a 2% increase over the fourth quarter of 2013.

Cost of sales in the first quarter of 2014 was €32.6 million, a 10% increase over the first quarter of 2013 and a 4% increase over the fourth quarter of 2013.

Gross profit was €48.0 million in the first quarter of 2014, a 7% increase over the first quarter of 2013 and a 3% increase over the fourth quarter of 2013. Gross profit margin in the first quarter of 2014 was 59.6%, compared with 60.2% in the first quarter of 2013 and 59.9% in the fourth quarter of 2013.

Sales and marketing costs in the first quarter of 2014 were €5.9 million, a 7% increase over the first quarter of 2013 and an 8% decrease from the fourth quarter of 2013.

General and administrative costs(1) in the first quarter of 2014 were €7.6 million, a slight increase compared with the first quarter of 2013 and a 14% increase over the fourth quarter of 2013. Depreciation and amortisation in the first quarter of 2014 was €14.0 million, a slight decrease compared with the first quarter of 2013 and a 3% increase over the fourth quarter of 2013.

Net financing costs in the first quarter of 2014 were €5.4 million, a 16% decrease compared with the first quarter of 2013 and a 3% decrease over the fourth quarter of 2013.

(1)	Excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments.

Press Release, 7 May 2014

Income tax expense was €4.2 million in the first quarter of 2014, a 26% increase over the first quarter of 2013 and a 16% increase from the fourth quarter of 2013. The underlying effective tax rate for the quarter was 29% compared with 32% in the same period last year.

Net profit was €10.4 million in the first quarter of 2014, a 49% increase over the first quarter 2013 and a 6% increase over the fourth quarter of 2013. Earnings per share was €0.15 on a weighted average of 69.6 million diluted shares in the first quarter of 2014. This result compares with earnings per share of €0.10 on a weighted average of 69.1 million diluted shares in the first quarter of 2013, and earnings per share of €0.14 on a weighted average of 69.5 million diluted shares in the fourth quarter of 2013. Adjusted diluted earnings per share(2) for the first quarter of 2014 was €0.14, compared with €0.09 for the first quarter of 2013.

Adjusted EBITDA in the first quarter of 2014 was €34.5 million, a 9% increase over the first quarter of 2013 and a 2% increase over the fourth quarter of 2013. Adjusted EBITDA margin was 42.9%, compared with 42.6% in the first quarter of 2013 and 43.2% in the fourth quarter of 2013.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €34.3 million in the first quarter of 2014, a 45% increase over the first quarter of 2013 and a 49% increase over the fourth quarter of 2013. Capital expenditure, including intangible assets, was €57.0 million in the first quarter of 2014, compared to €32.8 million in the first quarter of 2013 and €55.3 million in the fourth quarter of 2013.

Cash and cash equivalents were €41.9 million at 31 March 2014, down from €45.7 million at year-end 2013. Total borrowings were €392.9 million at the end of the first quarter of 2014, including a balance of €30.0 million on the company’s revolving credit facility, compared with total borrowings of €362.7 million at the end of 2013.

(2)	Diluted earnings per share adjusted for capitalised interest after tax.

Press Release, 7 May 2014

Subsequent to the end of the quarter, Interxion completed a transaction which resulted in the company adding a further €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020, issued at 106.75 and resulting in estimated net cash proceeds of €158.1 million. In connection with this transaction, the Company terminated its €100 million senior secured credit facility, which it entered into on 14 April 2014.

Equipped Space at the end of the first quarter of 2014 was 82,900 square metres, compared with 78,100 square metres at the end of the first quarter of 2013 and 80,100 square metres at the end of the fourth quarter of 2013. Revenue Generating Space at the end of the first quarter of 2014 was 61,400 square metres, compared with 57,000 square metres at the end of the first quarter of 2013 and 59,700 square metres at the end of the fourth quarter of 2013. Utilisation Rate, the ratio of Revenue Generating Space to Equipped Space, was 74% at the end of the first quarter of 2014, compared with 73% at the end of the first quarter of 2013 and 75% at the end of the fourth quarter of 2013.

Business Outlook

Interxion today reaffirmed its guidance for 2014:

Revenue	€334 million - €344 million
Adjusted EBITDA	€145 million - €152 million
Capital expenditure (including intangibles)	€175 million - €200 million

Conference Call to Discuss Results

The Company will host a conference call today at 8:30am EDT (1:30pm BST and 2:30pm CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is 27524174. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 14 May 2014. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 27524174.

Press Release, 7 May 2014

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving credit facility and €475 million 6.00%

Press Release, 7 May 2014

Senior Secured Notes due 2020. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this press release.

Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit(3). A reconciliation from reported Net Profit to Adjusted Net Profit is included elsewhere in this press release.

Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, or increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

(3)

We define Adjusted Net Profit as net profit/loss excluding the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect.

Press Release, 7 May 2014

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 37 data centres in 11 European countries. Interxion’s data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 500 connectivity providers and 20 European Internet exchanges across its footprint, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 7 May 2014

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	31 Mar	31 Mar
	2014	2013
Revenue	80,610	74,379
Cost of sales	(32,578)	(29,615)

Gross profit	48,032	44,764
Other income	60	123
Sales and marketing costs	(5,880)	(5,495)
General and administrative costs	(22,231)	(22,616)

Operating profit	19,981	16,776
Net finance expense	(5,401)	(6,451)

Profit before taxation	14,580	10,325
Income tax expense	(4,221)	(3,355)

Net profit	10,359	6,970

Basic earnings per share: (€)	0.15	0.10
Diluted earnings per share: (€)	0.15	0.10

Number of shares outstanding at the end of the period (shares in thousands)	68,898	68,411
Weighted average number of shares for Basic EPS (shares in thousands)	68,871	68,225
Weighted average number of shares for Diluted EPS (shares in thousands)	69,619	69,109

	As at
	31 Mar	31 Mar
Capacity metrics	2014	2013
Equipped space (in square meters)	82,900	78,100
Revenue generating space (in square meters)	61,400	57,000
Utilisation rate	74%	73%

Press Release, 7 May 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	31 Mar	31 Mar
	2014	2013
Consolidated

Recurring revenue	75,871	70,956
Non-recurring revenue	4,739	3,423

Revenue	80,610	74,379

Adjusted EBITDA	34,545	31,673

Gross margin	59.6%	60.2%

Adjusted EBITDA margin	42.9%	42.6%

Total assets	941,658	822,527
Total liabilities	542,343	439,639
Capital expenditure, including intangible assets (i)	(57,005)	(32,789)

France, Germany, the Netherlands, and the UK

Recurring revenue	47,640	44,448
Non-recurring revenue	3,132	2,138

Revenue	50,772	46,586

Adjusted EBITDA	27,294	25,167

Gross margin	61.8%	63.2%

Adjusted EBITDA margin	53.8%	54.0%

Total assets	645,929	550,804
Total liabilities	138,082	127,036
Capital expenditure, including intangible assets (i)	(43,592)	(20,693)

Rest of Europe

Recurring revenue	28,231	26,508
Non-recurring revenue	1,607	1,285

Revenue	29,838	27,793

Adjusted EBITDA	15,798	14,464

Gross margin	62.2%	61.3%

Adjusted EBITDA margin	52.9%	52.0%

Total assets	237,874	202,046
Total liabilities	43,981	41,166
Capital expenditure, including intangible assets (i)	(12,683)	(11,249)

Corporate and other

Adjusted EBITDA	(8,547)	(7,958)

Total assets	57,855	69,677
Total liabilities	360,280	271,437
Capital expenditure, including intangible assets (i)	(730)	(847)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 7 May 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	31 Mar	31 Mar
	2014	2013
Reconciliation to Adjusted EBITDA

Consolidated

Net profit	10,359	6,970
Income tax expense	4,221	3,355

Profit before taxation	14,580	10,325
Net finance expense	5,401	6,451

Operating profit	19,981	16,776
Depreciation, amortisation and impairments	13,981	14,011

EBITDA	33,962	30,787
Share-based payments	643	1,009
Income from sub-leases on unused data centre sites	(60)	(123)

Adjusted EBITDA	34,545	31,673

France, Germany, the Netherlands, and the UK

Operating profit	18,284	15,912
Depreciation, amortisation and impairments	8,919	9,123

EBITDA	27,203	25,035
Share-based payments	151	255
Income from sub-leases on unused data centre sites	(60)	(123)

Adjusted EBITDA	27,294	25,167

Rest of Europe

Operating profit	11,468	10,175
Depreciation, amortisation and impairments	4,280	4,183

EBITDA	15,748	14,358
Share-based payments	50	106

Adjusted EBITDA	15,798	14,464

Corporate and Other

Operating profit/(loss)	(9,771)	(9,311)
Depreciation, amortisation and impairments	782	705

EBITDA	(8,989)	(8,606)
Share-based payments	442	648

Adjusted EBITDA	(8,547)	(7,958)

Press Release, 7 May 2014

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	31 Mar	31 Dec
	2014	2013
Non-current assets
Property, plant and equipment	745,554	698,748
Intangible assets	17,877	17,878
Deferred tax assets	33,137	34,446
Financial assets	774	774
Other non-current assets	4,808	16,536

	802,150	768,382
Current assets
Trade and other current assets	97,569	96,703
Cash and cash equivalents	41,939	45,690

	139,508	142,393

Total assets	941,658	910,775

Shareholders’ equity
Share capital	6,890	6,887
Share premium	486,130	485,347
Foreign currency translation reserve	7,120	6,757
Hedging reserve, net of tax	(35)	60
Accumulated deficit	(100,790)	(111,149)

	399,315	387,902
Non-current liabilities
Trade payables and other liabilities	11,648	11,537
Deferred tax liabilities	4,926	4,147
Provision for onerous lease contracts	4,042	4,855
Borrowings	362,352	362,209

	382,968	382,748
Current liabilities
Trade payables and other liabilities	119,621	132,093
Income tax liabilities	3,902	2,229
Provision for onerous lease contracts	4,084	4,020
Borrowings	31,768	1,783

	159,375	140,125

Total liabilities	542,343	522,873

Total liabilities and shareholders’ equity	941,658	910,775

Press Release, 7 May 2014

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	31 Mar	31 Dec
	2014	2013
Borrowings net of cash and cash equivalents

Cash and cash equivalents (ii)	41,939	45,690

6.00% Senior Secured Notes due 2020 (iii)	317,847	317,610
Mortgages	24,115	24,257
Financial leases	20,553	20,520
Revolving credit facility	30,000	—
Other borrowings	1,605	1,605

Borrowings excluding Revolving Credit Facility deferred financing costs	394,120	363,992

Revolving credit facility deferred financing costs (iv)	(1,189)	(1,258)

Total borrowings	392,931	362,734

Borrowings net of cash and cash equivalents	350,992	317,044

(ii)	Cash and cash equivalents include €4.1 million as of 31 March 2014 and €4.1 million as of 31 December 2013, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iii)	€325 million 6.00% Senior Secured Notes due 2020 are shown after deducting underwriting discounts and commissions, offering fees and expenses. On 29 April 2014, the Company completed the issuance of €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The estimated net proceeds of the offering amount to €158.1 million.
(iv)	Deferred financing costs of €1.2 million as of 31 March 2014 were incurred in connection with the €100 million revolving facility.

Press Release, 7 May 2014

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	31 Mar	31 Mar
	2014	2013
Profit for the period	10,359	6,970
Depreciation, amortisation and impairments	13,981	14,011
Provision for onerous lease contracts	(819)	(826)
Share-based payments	643	1,009
Net finance expense	5,401	6,451
Income tax expense	4,221	3,355

	33,786	30,970
Movements in trade and other current assets	(800)	(6,787)
Movements in trade and other liabilities	1,306	(588)

Cash generated from operations	34,292	23,595
Interest and fees paid (v)	(10,826)	(10,031)
Interest received	67	285
Income tax paid	(358)	(436)

Net cash flows from operating activities	23,175	13,413
Cash flows from investing activities
Purchase of property, plant and equipment	(56,391)	(30,920)
Purchase of intangible assets	(614)	(1,869)

Net cash flows from investing activities	(57,005)	(32,789)
Cash flows from financing activities
Proceeds from exercised options	256	1,611
Proceeds from mortgages	—	9,621
Repayment of mortgages	(167)	—
Proceeds from Revolving Facility	30,000	—
Repayment of other borrowings	(11)	(13)

Net cash flows from financing activities	30,078	11,219
Effect of exchange rate changes on cash	1	(9)

Net movement in cash and cash equivalents	(3,751)	(8,166)
Cash and cash equivalents, beginning of period	45,690	68,692

Cash and cash equivalents, end of period	41,939	60,526

(v)	Interest paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 7 May 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED NET PROFIT RECONCILIATION

(in € millions — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	31 Mar	31 Mar
	2014	2013
Net profit - as reported	10.4	7.0

Reverse
- Interest Capitalised	(0.8)	(0.7)

	(0.8)	(0.7)
Tax effect of above add backs & reversals	0.2	0.2

Adjusted Net profit	9.8	6.5

Reported Basic EPS: (€)	0.15	0.10
Reported Diluted EPS: (€)	0.15	0.10

Adjusted Basic EPS: (€)	0.14	0.10
Adjusted Diluted EPS: (€)	0.14	0.09

Press Release, 7 May 2014

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 7 May 2014

with Target Open Dates in 2014 & 2015

			Equipped
		CAPEX (a, b)	Space (a)
Market	Project	(€million)	(sqm)	Target Opening Dates
Amsterdam	AMS 7: Phases 1 - 6 New Build	115	7,300	1Q 2014 - 1H 2015 (c)

Brussels	BRU 1: Phase 5 Expansion	2	300	1Q 2014 (fully opened)

Frankfurt	FRA 8: Phases 1 - 4 New Build	67	3,600	2Q 2014 - 1H 2015 (d)

Frankfurt	FRA 9: Phase 1 New Build	13	800	1Q 2014 (fully opened)

Stockholm	STO 2: Phase 2 Expansion	6	500	1Q 2014 (fully opened)

Stockholm	STO 3: New Build	12	900	4Q 2014

Vienna	VIE 2: Phases 1 - 2 New Build	25	1,200	4Q 2014 - 1H 2015 (e)

Total		€240	14,600

(a)	CAPEX and Equipped Space are approximate and may change.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (1,100 sqm) became operational in 1Q 2014; phase 2 (1,000 sqm) is scheduled to be operational in 3Q 2014; phase 3 (1,300 sqm) is scheduled for 4Q 2014; phase 4 (1,300 sqm) is scheduled for 1Q 2015; phases 5 and 6 (1,300 sqm each) are scheduled for 1H 2015.
(d)	Phase 1 (900 sqm) became operational in the second quarter of 2014; phase 2 (900 sqm) is scheduled to be operational in the fourth quarter of 2014; phases 3 and 4 (900 sqm each) are scheduled for 1H 2015.
(e)	Phase 1 (600 sqm) is scheduled to be operational in 4Q 2014; phase 2 (600 sqm) is scheduled to be operational in 1H 2015.